

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

May 16, 2017

Via E-mail
Darwin Fogt
Chief Executive Officer
eWellness Healthcare Corporation
11825 Major Street
Culver City, CA 90230

> **Re: eWellness Healthcare Corporation
> Amendment No. 1 to Registration Statement on Form S-1
> Filed May 8, 2017
> File No. 333-217252**

Dear Mr. Fogt:

We have limited our review of your amended registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 25, 2017 letter.

General

1.   We note your response to prior comment 1. We object to the registration of an indirect primary offering when there is an intention to use the equity line to repay the company's indebtedness to the investor, unless the company includes a representation that it has the ability to repay the indebtedness without recourse to the funds received or to be received under the equity line agreement and the amount of indebtedness may not be reduced or relieved by the issuance of shares under the equity line. Since it appears you intend to use the proceeds of the equity line to repay your indebtedness to the investor and you were not able to make the representation that you have the ability to repay the indebtedness without recourse to the monies to be received under the equity line, your transaction does not comply with our equity line provisions and you may not register the offering as an indirect primary offering.

Investment Agreement with Tangiers Global, LLC, page 23

2.   Please describe the conversion right provision for the Tangiers convertible notes in the event of a Maturity Default. Disclose whether the convertible notes are currently in default.

        Please contact Ruairi Regan at (202) 551-3269 or Brigitte Lippmann at (202) 551-3713 if you have any questions.

                                        Sincerely,

                                        /s/ Brigitte Lippmann (for)

                                        John Reynolds
                                        Assistant Director
                                        Office of Beverages,
                                        Apparel and Mining

cc: Thomas J. Craft, Jr., Esq.